SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

CHECKFREE CORPORATION

(Name of Issuer)

COMMON STOCK, $ .01 PAR VALUE

(Title of Class of Securities)

162813-10-9

(CUSIP Number)

DECEMBER 31, 2000

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[x] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 162813-10-9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BANK OF AMERICA CORPORATION 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ð (b) ð
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	10,492,664
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	10,492,664
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,492,664
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.17%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 162813-10-9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NB HOLDINGS CORPORATION 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ð (b) ð
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	10,492,664
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	10,492,664
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,492,664
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.17%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 162813-10-9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BANK OF AMERICA, N.A. 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ð (b) ð
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	10,491,566
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	10,491,566
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,491,566
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.17%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 162813-10-9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BANC OF AMERICA E-COMMERCE HOLDINGS, INC. 94-3234951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ð (b) ð
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	10,450,000
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	10,450,000
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,450,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 162813-10-9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	41,566
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	41,566
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,566
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 162813-10-9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NationBanc Montgomery Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,098
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	1,098
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.001%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 162813-10-9
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	1,098
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	1,098
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.001%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

Item 1(a). Name of Issuer:

CheckFree Corporation ("CheckFree")

Item 1(b). Address of Issuer's Principal Executive Offices:

4411 East Jones Bridge Road

Norcross, Georgia 30092

Item 2(a). Name of Person Filing:

Bank of America Corporation

NB Holdings Corporation

Bank of America, N.A.

Banc of America E-Commerce Holdings, Inc.

Banc of America Capital Management, Inc.

NationBanc Montgomery Holdings Corporation

Banc of America Securities LLC

Item 2(b). Address of Principal Business Office or, if None,

Residence:

Bank of America Corporation

Banc of America Capital Management, Inc.

NationBanc Montgomery Holdings Corporation

Banc of America Securities LLC

100 North Tryon Street

Charlotte, NC 28255

NB Holdings Corporation

1209 Orange Street

Wilmington, DE 19801

Bank of America, N.A.

101 South Tryon Street

Charlotte, NC 28255

Banc of America E-Commerce Holdings, Inc.

101 South Tryon Street

Charlotte, 28255

Item 2(c). Citizenship:

Bank of America Corporation - Delaware

NB Holdings Corporation - Delaware

Bank of America, N.A. - United States of America

Banc of America E-Commerce Holdings, Inc. - Delaware

Banc of America Capital Management, Inc. - Maryland

NationBanc Montgomery Holdings Corporation - Delaware

Banc of America Securities LLC - Delaware

Item 2(d). Title of Class of Securities:

Common Stock, $.01 Par Value

Item 2(e). CUSIP Number:

162813-10-9

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4. Ownership:

With respect to the beneficial ownership of each reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G applicable to each such person (pp. 2-5), which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of

Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the

Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2001

BANK OF AMERICA CORPORATION

By: /s/ Gary S. Williams

(Signature)

Gary S. Williams/ Senior Vice President

(Name/Title)

NB HOLDINGS CORPORATION

By: /s/ Gary S. Williams

(Signature)

Gary S. Williams/ Senior Vice President

(Name/Title)

BANK OF AMERICA, N.A.

By: /s/ Gary S. Williams

(Signature)

Gary S. Williams/ Senior Vice President

(Name/Title)

BANC OF AMERICA E-COMMERCE HOLDINGS, INC.

By: /s/ Gary S. Williams

(Signature)

Gary S. Williams/ Senior Vice President

(Name/Title)

BANC OF AMERICA CAPITAL MANGEMENT, INC.

By: /s/ Gary S. Williams

(Signature)

Gary S. Williams/ Senior Vice President

(Name/Title)

NATIONSBANC MONTGOMERY HOLDINGS CORPORATION

By: /s/ Gary S. Williams

(Signature)

Gary S. Williams/ Senior Vice President

(Name/Title)

BANC OF AMERICA SECURITIES LLC

By: /s/ Victor A. Warnement

Victor A. Warnement / Secretary

(Name/Title)

EXHIBIT A

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of CheckFree Corporation. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information in inaccurate.

Date: February 13, 2001

BANK OF AMERICA CORPORATION

By: /s/ Gary S. Williams

Name/Title: Gary S. Williams/ Senior Vice President

NB HOLDINGS CORPORATION

By: /s/ Gary S. Williams

Name/Title: Gary S. Williams/ Senior Vice President

BANK OF AMERICA, N.A.

By: /s/ Gary S. Williams

Name/Title: Gary S. Williams/ Senior Vice President

BANC OF AMERICA E-COMMERCE HOLDINGS, INC.

By: /s/ Gary S. Williams

Name/Title: Gary S. Williams/ Senior Vice President

BANC OF AMERICA CAPITAL MANGEMENT, INC.

By: /s/ Gary S. Williams

Name/Title: Gary S. Williams/ Senior Vice President

NATIONSBANC MONTGOMERY HOLDINGS CORPORATION

By: /s/ Gary S. Williams

Name/Title: Gary S. Williams/ Senior Vice President

BANC OF AMERICA SECURITIES LLC

By: /s/ Victor A. Warnement

Name/Title: Victor A. Warnement / Secretary